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April 29, 2013

Writer’s Direct Contact

415.268.6617

BParris@mofo.com

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Starburst II, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed March 15, 2013

File No. 333-186448

Dear Mr. Spirgel:

We enclose herewith, on behalf of Starburst II, Inc. (the “Company”), clean and marked copies of Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated April 26, 2013. Amendment No. 4 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

General

1.	We note your disclosure on page 89 in the Background section regarding an unsolicited proposal from DISH. Please present this disclosure prominently in the forepart of the proxy statement-prospectus in a Recent Developments section and add any applicable Questions and Answers regarding the unsolicited proposal.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 46.

Larry Spirgel

April 29, 2013

Page Two

2.	We also note you have re-engaged your financial advisors with regard to the DISH Proposal. Please update page 4 of the Summary accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4.

3.	Further, we note your intention to initiate mailing of the proxy statement-prospectus as soon as possible. We also note your disclosure on page 89 that the Sprint Special Committee will evaluate the DISH Proposal and make a recommendation to the full Sprint board of directors as to whether the DISH Proposal is, or is reasonably likely to lead to, a Superior Offer as defined in the Merger Agreement. We note you have requested DISH provide additional information regarding its proposal to you and the Special Committee to help analyze the DISH offer. Please disclose in all applicable parts of your proxy statement-prospectus (Recent Developments section, Question and Answers, etc.) by when the Special Committee intends to report to the Sprint board and by when DISH must provide additional information.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages Q-6, 20 and 46.

5.	Also, with a view towards additional disclosure in all the applicable parts of the proxy statement-prospectus, please advise as to (a) the material actions that must occur for the Special Committee to recommend whether the DISH Proposal is, or is reasonably likely to lead to, a Superior Offer (and the timing for these actions if known or unknown); and (b) the consequences of making such a recommendation, including an evaluation of the applicable provisions of the Merger Agreement, to Sprint, its shareholders, and with respect to the current transaction being submitted for shareholder approval.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 46 and 47.

In addition, pursuant to the request by the Staff, the Company confirms that it will, and Sprint has confirmed that it will, amend or supplement the proxy statement-prospectus to disclose material developments, if any, with respect to the DISH Proposal and the SoftBank Merger in accordance with applicable law.

We appreciate your time and attention to this Amendment No. 4, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at (415) 268-6617.

Larry Spirgel

April 29, 2013

Page Three

Sincerely,

/s/ Brandon C. Parris
Brandon C. Parris

cc:	Celeste M. Murphy (Division of Corporate Finance)

Ajay Koduri (Division of Corporate Finance)

Robert S. Littlepage (Division of Corporate Finance)

Joe Cascarano (Division of Corporate Finance)

Ronald D. Fisher (Starburst II, Inc.)

Kenneth A. Siegel (Morrison & Foerster LLP)

Robert S. Townsend (Morrison & Foerster LLP)

Charles R. Wunsch (Sprint Nextel Corporation)

Thomas H. Kennedy (Skadden, Arps, Slate, Meagher & Flom LLP)

Enclosures